Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)